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9/11/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2012** (MM/DD/YY) AND ENDING **JUNE 30, 2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. MAIN STREET, SUITE 1118
(No. and Street)

SPOKANE	**WA**	**99201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK K. DONAHUE **509-838-1313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSON & SECREST, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. SPRAGUE, SUITE 300	**SPOKANE**	**WA**	**99201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/20/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond

9/20/13

OATH OR AFFIRMATION

I, ROBERT O. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 20 13, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI JO VOSE
NOTARY PUBLIC
COMMISSION EXPIRES
10-07-16
STATE OF WASHINGTON

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2013 and 2012, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

August 19, 2013
Spokane, Washington

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2013 and 2012

ASSETS	2013	2012
Cash	$ 122,922	$ 99,325
Deposit with clearing house	50,000	50,000
Receivable from clearing broker	2,250	10,105
Investment advisory fees and commissions receivable	149,764	148,030
Employee receivable	11,906	11,672
Securities owned	2,089	2,705
Prepaid expenses	22,481	17,910
Furniture and equipment, net	7,200	11,315
	$ 368,612	$ 351,062
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to vendors	$ 21,175	$ 20,658
Payroll and business taxes payable	1,019	1,242
Accrued salaries and commissions	52,976	68,299
State income taxes payable	60	60
Deferred advisory service revenue	17,658	15,500
	92,888	105,759
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, 500 shares;		
Issued and outstanding, 100 shares	10,000	10,000
Additional paid-in capital	328,279	328,279
Retained deficit	(62,555)	(92,976)
	275,724	245,303
	$ 368,612	$ 351,062

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the years ended June 30, 2013 and 2012

	2013	2012
Revenues:		
Investment advisory fees and commissions	$ 2,238,725	$ 2,178,354
Trading commissions	144,399	192,805
Investment loss	(615)	(3,044)
Interest and dividend income	1,139	1,429
	2,383,648	2,369,544
Expenses:		
Salaries and commissions	1,520,488	1,502,345
Licenses and regulatory fees	45,919	60,854
Payroll taxes	102,906	100,021
Telephone and utilities	59,255	58,446
Occupancy and leases expense	162,870	162,437
Auto	19,959	20,230
Office expense and postage	79,957	96,671
Travel and entertainment	38,528	31,591
Consulting expense	83,073	68,022
Newsletter expense	14,900	14,400
Business and property taxes	7,813	10,599
Depreciation	4,115	4,329
Professional services	13,044	14,801
Insurance	136,089	134,231
Quotation service	18,583	19,000
Miscellaneous	44,868	43,549
	2,352,367	2,341,526
Income before income taxes	31,281	28,018
Income tax expense	860	860
Net income	$ 30,421	$ 27,158

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended June 30, 2013 and 2012

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, July 1, 2011	100	$ 10,000	$ 328,279	$ (92,134)	$ 246,145
Dividends paid				(28,000)	(28,000)
Net income for the year ended June 30, 2012				27,158	27,158
Balances, June 30, 2012	100	10,000	328,279	(92,976)	245,303
Net income for the year ended June 30, 2013				30,421	30,421
Balances, June 30, 2013	**100**	**$ 10,000**	**$ 328,279**	**$ (62,555)**	**$ 275,724**

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended June 30, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	**$ 30,421**	$ 27,158
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**4,115**	4,329
Changes in assets and liabilities:		
Net receivable from clearing broker	**7,855**	991
Fees and commissions receivable	**(1,734)**	5,984
Employee receivables	**(234)**	9,552
Securities owned, net	**616**	3,044
Prepaid expenses	**(4,571)**	810
Payable to vendors	**517**	1,372
Payroll and business taxes payable	**(223)**	(811)
Accrued salaries and commissions	**(15,323)**	(42,426)
Deferred advisory service revenue	**2,158**	(917)
Total adjustments	**(6,824)**	(18,072)
Net cash provided by operating activities	**23,597**	9,086
Cash flows from financing activities:		
Dividends paid		(28,000)
Net increase (decrease) in cash	**23,597**	(18,914)
Cash at beginning of year	**99,325**	118,239
Cash at end of year	**$ 122,922**	$ 99,325
Supplemental disclosure of cash paid for income taxes	**$ 860**	$ 860

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Orlando, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be a significant credit risk.

The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

1. The Company and Significant Accounting Policies, *continued*:

Securities owned by the Company are stated at fair value as disclosed in Note 2.

Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

The Company's policy is to expense advertising costs when incurred.

2. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three hierarchy levels. Hierarchy level is determined by segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

Securities owned at June 30, 2013 and 2012 consist of equity securities. Fair value of the securities is determined by reference to quoted market prices, which are considered Level 1.

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

3. Furniture and Equipment:

Furniture and equipment at June 30, 2013 and 2012 consisted of the following:

	2013	2012
Furniture and fixtures	**$ 89,647**	$ 89,647
Computer equipment	**7,480**	7,480
	97,127	97,127
Less accumulated depreciation	**89,927**	85,812
	$ 7,200	$ 11,315

Depreciation expense for the years ended June 30, 2013 and 2012 was $4,115 and $4,329, respectively.

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company was required to maintain minimum net capital of $6,193 and $7,050 at June 30, 2013 and 2012, respectively, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $182,168 and $159,340 at June 30, 2013 and 2012, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .51 to 1 and .66 to 1 at June 30, 2013 and 2012, respectively.

5. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a discretionary match made by the Company. There were no employer match contributions for the years ended June 30, 2013 and 2012.

6. Income Taxes:

The income tax provision for the years ended June 30, 2013 and 2012 was for state income tax expense. There was no federal income tax expense for the years ended June 30, 2013 and 2012. At June 30, 2013, the Company has an unused operating loss carryforward of approximately $70,000 that may be applied against future taxable income through 2028.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal years ending prior to June 30, 2010.

7. Lease Commitments:

The Company leases its Spokane and San Diego office space for $8,731 monthly under operating lease agreements. The Spokane lease expires August 2016 and the San Diego lease expires September 2013. The Company also leases its Orlando office space for $1,850 per month under a month to month agreement. Lease expense including utilities for all locations was $118,480 and $122,911 for the years ended June 30, 2013 and 2012, respectively. Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year as of June 30, 2013, are as follows:

Years ending June 30:	
2014	$ 73,660
2015	83,412
2016	85,910
2017	14,388
	$257,370

7. Lease Commitments, *continued*:

The Company leases various equipment under operating leases expiring in various years through 2019. Lease expense paid under these agreements was $45,493 and $39,801 for the years ended June 30, 2013 and 2012, respectively.

The Company leases the majority of its equipment from NFS Leasing, L.L.C. (NFS), which is owned 100% by the stockholder of the Company. The lease agreements from NFS currently provide for rent of $3,699 per month including applicable sales tax. Lease expense paid to NFS under these agreements was $44,390 and $39,526 for the years ended June 30, 2013 and 2012, respectively. Future minimum payments under noncancellable equipment leases having initial or remaining lease terms in excess of one year as of June 30, 2013, are as follows:

Years ending June 30:	
2014	$ 45,493
2015	27,575
2016	14,009
2017	13,733
2018	12,906
Thereafter	9,680
	$123,396

8. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 19, 2013, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2013 and have issued our report thereon dated August 19, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, 3, and 4, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3, and 4 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules 1, 2, 3, and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

August 19, 2013
Spokane, Washington

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2013

Net capital:		
Stockholder's equity:		
Common stock	$ 10,000	
Additional paid-in capital	328,279	
Retained deficit	(62,555)	
Total stockholder's equity		**$ 275,724**
Deductions:		
Non-allowable assets:		
Other receivables	49,880	
Employee receivables	11,906	
Prepaid expenses	22,481	
Furniture and equipment at cost, net of accumulated depreciation	7,200	
		91,467
Net capital before haircut on securities positions		**184,257**
Haircuts on securities		**2,089**
Net capital		**$ 182,168**
Required net capital		**$ 6,193**
Excess net capital		**$ 175,976**
Aggregate indebtedness:		
Payable to vendors	$ 21,175	
Payroll and business taxes payable	1,019	
Accrued salaries and commissions	52,976	
State income taxes payable	60	
Deferred advisory service revenue	17,658	
Total aggregate indebtedness		**$ 92,888**
Ratio of aggregate indebtedness to net capital		**0.51 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2013

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2013

Net capital:		
Net capital as reported on FOCUS REPORT	$ 182,230	
Audit adjustment to increase state income tax payable	(60)	
Rounding	(2)	
Net capital which should have been reported		**$ 182,168**
Net capital as computed on page 13		**$ 182,168**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$ 92,826	
Audit adjustment to increase state income tax payable	60	
Rounding	2	
Aggregate indebtedness which should have been reported		**$ 92,888**
Aggregate indebtedness as computed on page 13		**$ 92,888**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2013

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

Board of Directors
Nelson Securities, Inc.

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

August 19, 2013
Spokane, Washington

NELSON SECURITIES, INC.

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON
PROCEDURES
June 30, 2013

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Nelson Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nelson Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nelson Securities, Inc.'s management is responsible for the Nelson Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

August 19, 2013
Spokane, Washington

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended **6/30/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030576 FINRA JUN
NELSON SECURITIES INC
601 W MAIN AVE STE 1118
SPOKANE WA 99201-0613

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2284

B. Less payment made with SIPC-6 filed (**exclude interest**) (1131)

1-25-2013
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1153

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1153

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelson SecuriTies Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of July, 2013.

CFO/Tres
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2012
and ending 6/30/2013

m No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2383647
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2383647
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	823988
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Long Term Care / Life Ins / Annuity (Deductions in excess of $100,000 require documentation)	645927
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1469915
SIPC Net Operating Revenues	$ 913732
General Assessment @ .0025	$ 2284
	(to page 1, line 2.A.)